

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Scott Requadt
Chief Executive Officer
Talaris Therapeutics, Inc.
570 S. Preston St.
Louisville, KY 40202

Re: Talaris Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 3, 2021
File No. 333-255316

Dear Mr. Requadt:

We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed May 3, 2021

Our bylaws that will become effective upon the consummation of this offering..., page 75

1.   We note that your risk factor and your disclosure on page 198 states that your bylaws to be effective upon the completion of this offering includes a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," and that it will not apply to causes of actions arising under the Securities Act or the Exchange Act, and that the federal courts will serve as the exclusive forum for causes of action arising under the Securities Act. However, your Form of Second Amended and Restated Bylaws filed as Exhibit 3.4 includes an exclusive federal forum (the federal district courts of the United States) for Securities Act claims only. Please revise your disclosure and/or your Form of Second Amended and Restated Bylaws to reconcile this discrepancy or advise us how you will

make future investors aware of the provision's scope of applicability (for example, by including such disclosure in your future Exchange Act reports).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Gabriela Morales-Rivera, Esq.